MFS® INVESTMENT MANAGEMENT
500 Boylston Street, Boston, Massachusetts  02116-3741
Phone 617-954-5000

February 25, 2011

VIA EDGAR (as Correspondence)
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

RE:	Post-Effective Amendment No. 19 to Registration Statement on Form N-1A for MFS Series Trust XII: MFS Sector Rotational Fund (File Nos. 333-126328; 811-21780) (“Trust XII”)

Ladies and Gentlemen:

On behalf of Trust XII, this letter sets forth our responses to your comments on the above-mentioned Registration Statement, filed with the Securities and Exchange Commission (the "SEC") on December 29, 2010.

General Comments

1.	Comment:	Please file a “Tandy” representation letter in connection with the comment process for the above-referenced Registration Statement.
	Response:	A “Tandy” representation letter will be filed on or before the date hereof.

Prospectus

2.	Comment:
Delete the word "redeem" from the first sentence under "Fees and Expenses" as it is not included in Form N-1A Item 1:  "This table describes the fees and expenses that you may pay when you buy, redeem, and hold shares of the fund."

Securities and Exchange Commission
February 25, 2011

Response:
Instruction 1(b) to Item 3 of Form N-1A allows a fund to “modify the narrative explanations if the explanation contains comparable information to that shown” in the Item.  We believe our narrative, including the word "redeem," includes comparable information to the sample narrative shown in Form N-1A, especially given that the table described by the narrative includes fees paid when a shareholder redeems.  Therefore, we respectfully decline to delete “redeem” from the narrative explanation.

3.	Comment:	In the "Shareholder Fees" chart for Class A, move the footnote to "Maximum Deferred Sales Charge" from a footnote format to the narrative describing the table.
Response:
Instruction 2(a)(i) to Item 3 of Form N-1A allows a fund to "include [in] a footnote to the table… a narrative explanation of the sales charges (loads)…"  Therefore, we respectfully decline to move the footnote to the narrative.

4.	Comment:	In the "Example" chart, confirm that the example of costs for Class B shares with redemption at end of period and with no redemption appear on separate lines.
	Response:	Confirmed.
5.	Comment:	In the "Example" chart, add "at end of period" to the row for Class B and Class C shares without redemption.
	Response:	The requested change will be made.

Securities and Exchange Commission
February 25, 2011

6.	Comment:	Under "Principal Investment Strategies," describe the sector rotational strategy for the fund.
Response:
We believe the fund describes its sector rotational strategy by stating in the "Principal Investment Strategies" section:  "As as result of MFS' investment selection process, MFS may invest a relatively large percentage of the fund's assets in a single sector or small number of sectors."

7.	Comment:	Consider adding emerging markets risk, small cap risk and mid cap risk as principal risks of the fund.
	Response:	We do not believe that emerging markets risk, small cap risk and mid cap risk are principal risks of the fund; therefore, we respectfully decline to so include.
8.	Comment:
Consider the July 30, 2010, letter to Karrie McMillan, General Counsel, Investment Company Institute, from Barry D. Miller, Associate Director, Office of Legal and Disclosure, SEC, regarding Derivatives-Related Disclosures by Investment Companies, and modify your derivatives disclosure accordingly.

Response:
Portfolio management does not anticipate that the use of derivatives will be a principal strategy of the fund; therefore, we will delete the disclosure regarding derivatives in the "Principal Investment Strategies," "Principal Investment Types," and "Principal Risks" sections, and "Leveraging Risk" from the "Principal Risks" section.

9.	Comment:	Under "Performance Information," add the word "necessarily" to the sentence, "The fund's past performance does not necessarily indicate how the fund will perform in the future."

Securities and Exchange Commission
February 25, 2011

	Response:	The requested change will be made.
10.	Comment:
Under "Performance Information," change "will likely differ" to "may differ" in the following sentence:  "Your actual after-tax returns will depend on your own tax situation, and will likely differ from those shown."

	Response:	The requested change will be made.
11.	Comment:
In the first sentence under "Payments to Financial Intermediaries" add an explanatory parenthetical to the term "financial intermediary" (e.g., (such as a bank)) per Item 8 of Form N-1A. Additionally, per Item 8 of Form N-1A, consider changing "the fund, MFS and MFS' affiliates" to "the fund and its related companies" which the SEC believes is a broader term.

Response:
Item 8 of Form N-1A permits alternative disclosure to the sample provided in the form if the modified statement contains comparable information.  We will add "through a broker/dealer or other" to the sentence as follows:  "If you purchase the fund through a broker/dealer or other financial intermediary" as broker/dealers are the primary financial intermediary through whom the funds are sold.  We respectfully decline to change the reference from "the fund, MFS, and MFS' affiliates" to the "fund and its related companies" as we believe that the phrase "the fund and its related companies" is unclear and will not be understood by investors.  We believe the phrase "the fund, MFS, and MFS' affiliates" is more readily understood by investors, more clearly describes who may be making payments, and is comparable to the disclosure in Item 8.

Securities and Exchange Commission
February 25, 2011

12.	Comment:	Under "Principal Risks" section, change the word "diversified" in the "Sector Focus Risk" to another term that isn't a defined term under the Investment Company Act of 1940.
	Response:	The requested change will be made.
13.	Comment:	Under "Sales Chares and Waivers or Reductions" section, also disclose the contingent deferred sales charge (the "CDSC") of Class C Shares as a percentage of the net amount invested.
Response:
We currently disclose the CDSC for Class C shares based on the net amount invested, the lesser of the original purchase cost or the current market value of the shares sold.  This calculation methodology is disclosed under "Calculation of CDSC" as follows:  "The CDSC for Class C shares is based on the original purchase cost or the current market value of the shares being sold, whichever is less."  Therefore, we respectfully decline to make any changes to our current disclosure.

Statement of Additional Information ("SAI")
14.	Comment:	Include the SAI Part II table of contents as part of the table of contents for the SAI Part I and modify the page numbers so that it is more obvious as to which document you are using.

Securities and Exchange Commission
February 25, 2011

Response:
Please note that the SAI Part I and the SAI Part II are always distributed together with the SAI Part I on top.  The SAI Part I cover page explains the format of the document:  "This SAI is divided into two Parts – Part I and Part II.  Part I contains information that is particular to the Fund, while Part II contains information that generally applies to all of the funds in the MFS Family of Fund (the "MFS Funds")."  Additionally, the on-line presentation of the SAI sets forth each Part's table of contents together as bookmarks.  We are not aware of any requirement to combine table of contents or page numbering as suggested.

15.	Comment:
In the "Trustee Compensation Table," confirm that the "Fees Paid by Fund" column and the "Total Fees Paid by Fund and Fund Complex" include aggregate compensation, and that estimated annual benefits upon retirement information is presented,  as required by Item 17 of Form N-1A.

Response:
The "Fees Paid by Fund" column and the "Total Fees Paid by Fund and Fund Complex" column do include the aggregate compensation paid to the Trustees.  We will change the name of the columns to "Compensation Paid by Fund" and "Total Compensation Paid by Fund and Fund Complex" for clarification. The estimated annual benefits upon retirement information is not included in the "Trustee Compensation Table" because it is not applicable.

Securities and Exchange Commission
February 25, 2011

16.	Comment:
Under "Ongoing Arrangements of Make Non-Public Portfolio Holdings Available," describe any obligation to not trade on confidential information, any procedures in place to monitor compliance with the policies, and whether any compensation is paid to the Fund for this disclosure.

Response:
We will modify the disclosure as follows:  "As a condition to receiving or being provided access to non-public Fund portfolio holdings, the recipients listed in Appendix F of this SAI Part II must agree, or otherwise have an independent duty, to maintain this information in confidence and/or agree not to trade directly or indirectly based on the information.  MFS will use reasonable efforts to monitor a recipient’s use of non-public portfolio holdings information provided under these agreements by means that may include contractual provisions, periodic due diligence, notices reminding a recipient of their obligations, or other commercially reasonable means."

17.	Comment:
Under "Trustee and Officers – Identification and Background," separate into separate columns the description of Principal Occupation and the description of Other Directorships pursuant to Item 17 of Form N-1A.

	Response:	The requested change will be made with the next update of the SAI Part II.
18.	Comment:	Add the number of portfolios in the fund complex overseen by the trustees.

Securities and Exchange Commission
February 25, 2011

	Response:	Although that information is already included in the SAI Part I, we will include it in this section as well with the next update of the SAI Part II.
19.	Comment:
Under "Appendix E-Investment Restrictions," where stated that the fund may invest "to the extent permitted by applicable law," add the maximum percentage the fund may so invest and include a description of the risks from that policy.

Response:
We are not aware of any requirement in Form N-1A to include the maximum amount that may be invested in each security type, and therefore, we respectfully decline to so include such disclosure.  We believe that the disclosure in "Appendix E-Investment Restrictions" includes the disclosure required by Item 16(b) of Form N-1A.

If you have any questions concerning the foregoing, please call the undersigned at 617-954-5000.

Sincerely,

SUSAN A. PEREIRA
Susan A. Pereira
Assistant Secretary